Exhibit 99.1

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera reports preliminary unaudited sales revenue for the third quarter of 2020

Leverkusen, Germany, October 09, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reports preliminary unaudited revenue for the third quarter of fiscal year 2020.

The Biofrontera-Group generated total preliminary unaudited revenue of approximately EUR 20.8 to 21.0 million in the period from January 1st to September 30th, 2020. This corresponds to revenue growth of about 9% compared to the same period last year (EUR 19.1 million).

Thereof, total preliminary unaudited revenue for the third quarter amounted to between EUR 4.7 and 4.9 million, about 9% less than in Q3 2019 (EUR 5.2 million). Preliminary unaudited Q3 2020 revenues from pure product sales were between EUR 4.6 and 4.8 million, which corresponds to a 6% decline compared to EUR 5.0 million in Q3 2019.

In the traditionally weak third quarter due to seasonality, the Company generated between EUR 2.7 and 2.9 million from sales of Ameluz® in the USA, compared to EUR 3.4 million (approx. -19%) in Q3 2019. Product sales from Xepi™ contributed about EUR 45 thousand, compared to EUR 0.1 million in the same reporting period in 2019.

In Germany, sales revenues in the third quarter increased by about 36% to between EUR 1.5 and 1.7 million. In the rest of Europe, the Company generated product sales of about EUR 0.4 million, compared to EUR 0.5 million (approx. -15%) in the same period last year.

Despite the economic and social impact of the corona pandemic, product sales in the German market increased significantly compared to the previous year. Revenues in the United States were negatively affected, where the crisis continues to have a much stronger impact on the market. As in previous years, however, the Company continues to see the fourth quarter as the key revenue driver for its growing business in all markets.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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